December 8, 2010

Ms. Jennifer O’Brien
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 7010
100 F. Street, N.E.
Washington, D.C.  20649

Re:           Trans Energy, Inc. (the “Company”);
Commission’s Comment Letter Dated November 19, 2010
File No. 0-23530

Dear Ms. O’Brien:

This letter is in response to your comment letter referenced above.  Set forth below are our responses addressing each of the items set forth in your letter.

For your convenience, we have numbered the Company’s responses below in accordance with the comments received in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 15 – Supplementary Information on Oil and Gas Producing Activities (Unaudited), page F-25

Estimated Quantities of Proved Oil and Gas Reserves, page F-26

1.
We have considered your response to prior comment five and note you estimated spending a total of $65 million for drilling your proved undeveloped reserves as of December 31, 2009 over the subsequent three years with financing that you believed would become increasingly available “with increased reserves from drilling”  We also note your representation that at December 31, 2009, “the company believed that our ability to obtain the necessary financing to develop our proved undeveloped reserves was reasonably certain.”  Based on your response, it remains unclear to us how you were able to determine with reasonable certainty that your development plan justified the proved undeveloped reserves reflected in your filing for the period ended December 31, 2009, given:

•	Your working capital deficit of approximately $25 million at December 31, 2009;
•	The substantial doubt of your ability to continue as a going concern you express on page 17; and
•
Your statement in your risk factor disclosure on page 8 that you believe you will require additional funding for capital expenditures, but you may not be able to conclude any transaction that would provide such funding.

Notwithstanding the fact that your reserves determination should be based on reasonable certainty at December 31, 2009, we note developments in fiscal year 2010 do not appear to have significantly improved you liquidity position or provided you with sufficient capital to execute on the drilling plans you disclose in your response.  Please provide additional detailed analysis of why the development of your PUDs was reasonably certain at December 31, 2009.  Your response should specifically address how you considered the definition of reasonable certainty in Rule 4-10(a)(24) of regulation S-X.

Response:  The Company felt the development of its PUDs were reasonably certain¹ despite our working capital deficit of approximately $25 million (the working capital deficit of $25 million was principally due to the fact that our senior debt facility with CIT Capital of $30 million was reaching maturity within the following twelve months) and the going concern noted on page 17.  The rationale behind us being reasonably certain¹ was the fact we had been in discussions with a number of financial groups throughout 2009 regarding the sale or refinancing of some of our assets.  Furthermore, there had been a number of transactions for acreage around and within the counties that our acreage was located (See Exhibit A).   The discussion with the various financial groups included a number of possibilities; 1) selling the whole company, 2) an equity infusion, 3) selling of some of our assets, 4) merging with a industry partner, or 5) the sale of older PDP wells and/or pipelines.

As a result of the afore-mentioned conversations, the Company sold a non strategic pipeline system for $5 million in November 2009 (as noted in our 10-K for December 31, 2009) and received offers for funding from  CIC Partners (August 13, 2009 -- See Exhibit B) and Fairway Resources (November 30, 2009 -- See Exhibit C).  Although the offers would have helped fund our future drilling program, the board of directors believed a higher valuation of the Company existed based upon recent transactions in the Company’s operating area.   In November 2009, Trans Energy engaged Rodman & Renshaw to help facilitate the sale of the Company or the sale of some of our non-strategic assets to help raise capital for our 2010 drilling program.  Therefore, going into 2010, management was confident and reasonably certain¹ that we would be able to fund our capital needs to develop reserves through a combination of selling assets and increased bank debt.

 After December 31, 2009 the Company received a number of offers (Exhibit D) that clearly indicated to us that our assets were of significant value.  However, the board of directors believed that the offers received were valuing only the Company’s  acreage  and giving no value to our PDP’s, PDNP, remaining pipelines and other equipment.  Therefore, the board of directors made the decision to focus the Company’s efforts on selling certain assets and looking for new bank financing.

While Rodman & Renshaw was engaged to identify funding sources the Company independently entered into discussions with Republic Energy to expand its existing  joint venture into other counties with Marcellus drilling potential.  The acreage that the Company owned in Marion and Tyler Counties in West Virginia was not part of the existing joint venture.  Republic Energy made an offer to purchase 50% of our acreage in Marion county for $5,000 per acre and in Tyler County for $4,000 per acre.   Republic also agreed to purchase half of our over-riding royalty interest in all the Wetzel County acreage for $9 million.  The sale of these assets in July 2010 generated approximately $27 million in gross proceeds.   Prior to the closing with Republic Energy, our loan with CIT matured.  We were able to work with CIT which agreed to receive $15 million of the proceeds thereby paying down the Company’s senior debt facility from $30 million to $15 million and agreeing to a forbearance until October 29, 2010 (which  has now been extended until December 31, 2010) to give the Company additional time to continue its search for new funding sources.   The remainder of the cash was to be used for drilling wells.  As a condition of the forbearance, Trans Energy engaged Oppenheimer as a financial advisor to help secure additional financing.  In November 2010, Oppenheimer presented a number of offers for financing (See Exhibit E -- Oppenheimer  presentation dated October 22, 2010) to the board of directors.  The board accepted the proposal of Well Fargo. As a result of this effort, the Company and Wells Fargo signed a commitment letter for $50 million in financing on November 29, 2010 and expect to close in December and but no later than January 31, 2011.  The Company’s loan with Wells Fargo will be structured as a reserve based loan with an initial borrowing base of $30 million. At the closing with Wells Fargo, $15 million will be used to repay the remaining CIT balance.  The remaining $15 million is immediately available to the Company for future drilling.  Based on the Company’s historical drilling cost and reserve development, the Company believes this drilling will generate sufficient reserve based loan capacity within the Wells Fargo loan to satisfy the Company’s remaining drilling activity through 2013.

Our 2009 Reserve report indicated that Trans Energy had 26 PUDs to be developed over the next five years (seven in year 2010, four in year 2011, seven in year 2012, seven in year 2013, one in year 2014) with a total net investment of approximately $47 million.  The seven PUDs that were planned in 2010 required $12.5 million of capital per the 2009 reserve report.  In early 2010, a decision was made to increase the length of the laterals from approximately 2,000 feet to approximately 5,000 feet to increase reserves, thereby increasing the cost to drill these seven wells to $17.5 million.  With the sale of our pipeline ($5 million) and the Republic joint venture  expansion ($27 million) the Company  was able to raise the required capital to fund its 2010 drilling program. With the $32 Million in asset sales in late 2009 and 2010, and an additional $20 million of additional financing through Wells Fargo (above the CIT original outstanding loan of $30 million ) the Company believes that it will be  able to fund it drilling program  through 2013.

As for the current development of PUDs, we have drilled the following three PUDs so far in 2010: Whipkey 1H, Whipkey 2H (fka Whipkey 3H), Stout 2H (fka Woodruff 1H).  We plan to drill one additional PUD in December 2010, Lucey #1H (fka Lucey 5H).  We have also drilled the Keaton 1H and Groves 1H wells that were not classified as PUDs in 2009.  With the addition of these wells to our PDP categories, we believe we will be able to draw on the remaining $20 million of the Wells Fargo Loan, to fund our 2011 capital needs.

¹  In determining “reasonable certainty”, the Company used the deterministic method whereby a high degree of confidence existed that the Company was more likely than not to be able to have the financial wherewithal to achieve the drilling of 26 PUDs over the trailing five years.

Form 10-Q for Fiscal Quarter Ended September 30, 2010
Consolidated Statements of Operations, page 5

2.
We note you present the gain/loss on sale of assets for all period as a component of Other Income.  However, FASB ASC Topic 360-10-45-5 requires gains and losses recognized on the sale of a disposal group to be included in income/loss from operations.  Please revise your presentation accordingly.

Response:  We propose to revise our presentation of the total gain on sale of assets in our December 31, 2010 Form 10-K as follows:

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
REVENUES	$ 2,033,236	$ 1,111,891	$ 4,643,306	$ 4,148,925
COSTS AND EXPENSES
Production costs	601,853	454,479	1, 799,567	1,471,862
Depreciation, depletion, amortization and accretion	783,143	286,363	1,926,863	1,220,908
Selling, general and administrative	1,258,749	722,753	2,517,724	2,129,790
Total Costs and Expenses	2,643,745	1,463,595	6,244,154	4,822,560
Gain (loss) on sale of assets	24,796,970	522	24,796,786	(1,290)
INCOME (LOSS) FROM OPERATIONS	24,186,461	(351,182)	23,195,938	(674,925)
OTHER INCOME (EXPENSES)
Interest income	2,252	13,132	12,051	27,092
Interest expense	(182,259)	(614,122)	(1,551,237)	(1,969,105)
Gain (loss) on derivative contracts	22,000	(318,971)	175,796	(127,504)
Total Other Income (Expenses)	24,638,963	(919,439)	23,433,396	(2,070,807)
NET INCOME (LOSS) BEFORE INCOME TAXES	24,028,454	(1,271,143)	21,832,548	(2,744,442)
INCOME TAXES	450,000	-	450,000	-
NET INCOME (LOSS)	$23,578,454	$ (1,271,143)	$21,382,548	$(2,744,442)
EARNINGS (LOSS) PER SHARE – BASIC	$ 1.88	$ (0.12)	$ 1.73	$ (0.26)
EARNINGS (LOSS) PER SHARE - DILUTED	$ 1.66	$ (0.12)	$ 1.65	$ (0.26)
WEIGHTED AVERAGE SHARES OUTSTANDING – BASIC	12,531,078	10,809,065	12,383,783	10,682,897
WEIGHTED AVERAGE SHARES OUTSTANDING – DILUTED	14,186,089	10,809,065	12,935,453	10,682,897

3.      So that we may better understand the disclosure in footnote six regarding the sales of the oil and gas acreage to Republic, please provide us with  a summary of the journal entries you recorded that resulted in the total gain of $24,796,786 for the current period presented.

Response:  At the time of disposal, our recorded acquisition cost in the acreage sold was $851,206 and we had a balance of accumulated depletion of $26,248.  Cash proceeds of $5,000,000 were paid directly to Trans Energy.  Remaining proceeds of $18,500,000 were directly paid out to CIT and to Sancho Oil and Gas to exercise our option to purchase the additional acreage (which was included in the sale to Republic), as disclosed in our September 30, 2010 Form 10Q.

The following journal entry was made related to the sale.

Cash	$5,000,000.00
Note payable to CIT	$15,000,000.00
Drilling Receivable	$3,459,448.45
Accum Depletion	$12,124.00
Leasehold Acreage (Sancho Option)		$3,500,000.00
Leasehold Acreage		$1,750,000.00
Leasehold Acreage		$435,603.00
Gain on Sale		$24,796,969.45

Sincerely,

/s/ Lisa A. Corbitt

Lisa A. Corbitt

Chief Financial Officer

EXHIBIT A

DUG East

Presentation by Jefferies & Co.

November 4, 2010

Jefferies & Company, Inc.
Member SIPC	Jefferies

Largest Marcellus Shale Transactions – 2008 to Date					DUG East
Date Announced	Buyers	Seller	Value $ (Mil)	Net Acreage	Selected Metrics

May-10	Shell	East Resources, Inc.	$4,700.0	650,000	$7,230/acre
Mar-10	Consol Energy	Dominion Resources Inc.	3,475.0	491,000	$4,000/acre
*Nov-08	StratoilHydro	Chesapeake Energy	3,375.0	585,000	$5,769/acre
Apr-10	Reliance Industries	Atlas Energy	1,700.0	120,000	$14,100/acre
Feb-10	Mitsui & Company, Ltd.	Anadarko Petrol. Corp.	1,400.0	100,000	$14,000/acre
May-10	BG Group	EXCO Resources	950.0	93,000	$ 5,914/acre
*Apr-08	XTO Energy Corporation	Linn Energy LLC	600.0	152,000	$4.13/Mcfe
May-10	Williams	Alta Resources	584.0	42,000	$14,000/acre
Jan-10	Undisclosed	Hunt Oil	500.0	N/A	N/A
*Aug-09	Enerplus Resources	Chief Oil & Gas	406.0	116,000	$3,500/acre
*Dec-09	Ultra Petroleum	NCL Appalachian Partners	400.0	80,000	$5,000/acre
Aug-10	Reliance Industries Ltd	Carrizo Oil & Gas	392.0	62,600	$6,262/acre
*Jun-09	Kohlberg Kravis Roberts	East Resources, Inc.	350.0	N/A	N/A
*Jun-08	Antero Resources Corp	Dominion Resources Inc.	347.0	114,259	$3,037/acre

*Jefferies acted as advisor

Jefferies

EVALUATING RESERVES FOR THE MARCELLUS SHALE

Hart Energy Publishing
Pittsburgh, PA
November 3, 2010

[logo – DUG East]

D. RANDALL WRIGHT

(615) 370-0755

randy@wrightandcompany.com

wrightandcompany.com

Sometimes the Right Choice is Obvious

MARCELLUS SWEET SPOTS MAY EMERGE

Based on Activity and Production to Date

EXHIBIT B

CICPARTNERS

August 13, 2009

Mark Woodburn
Trans Energy Inc.
210 Second Street
P.O. Box 393
St. Marys, WV  26170
Via email: markwoodburn@transenergyinc.com
Dear Mark:

As we discussed in our last meeting, we wanted to get to you in writing the basics[sic] principles of our offer to invest in Trans Energy Inc. (the “Company” or “Trans Energy”). This non-binding Indication of Interest (“Proposal”) summarizes the price and terms under which a newly formed entity to be sponsored by CIC LP (“CIC”, or “we”), proposes to partner with Trans Energy. We are pleased to submit this Proposal and enthusiastic about Trans Energy’s prospects for future growth.

Please understand that this Proposal is submitted for the Company’s review and consideration and does not constitute a firm proposal, and consequently, is not binding on either party and may not be relied upon by either party or any other party. This Proposal is expressly subject to completion of a thorough due diligence review acceptable to CIC at its sole discretion. No binding obligations to engage in any transaction will exist unless and until all necessary approvals have been obtained and the parties have negotiated, approved, executed and delivered the appropriate mutually acceptable definitive documents.

This Proposal should be taken as an indication that we would like to pursue an investment under approximately the following terms:

1.
Consideration.  Based upon the information reviewed to date, we anticipate funding $15 million in the form of Convertible Preferred Stock,. Which would be convertible at $1.57 per share representing a pre-money equity valuation of $20.0 million based on our assumption of 12,741,389 fully diluted shares outstanding.

2.
Structure.  The Convertible Preferred Stock will accrue an 8.0% cumulative dividend. Also, we anticipate that the funding of the $15 million will be the earlier of 1) CIC’s discretion or 2) “staged” based on achievement of mutually agreeable financial and operational goals.

3.
Governance.  We expect that CIC will have the right to elect two directors to the Trans Energy board. All major decisions, including but not limited to annual operating and capital expenditure budgets, significant financings, the sale of the company or its assets, and the hiring and firing of corporate officers, will require the approval of at least one of the CIC directors.

4.
Remaining Due Diligence.  This Proposal is expressly subject to completion of a thorough due diligence review process acceptable to CIC in its sole discretion and to the negotiation and execution of mutually acceptable definitive legal documentation. Such definitive documentation would contain certain representations, warranties, closing conditions (including without limitation conditions related to our financing for the Transaction), noncompetition provisions, termination provisions, and legal opinion requirements as are usual and customary for this type of transaction. We anticipate conducting remaining due diligence relating to the operations, properties, employees, financial, legal, accounting and tax matters of the Company. Areas of remaining due diligence will include, but not be limited to review of the Company’s development and acreage acquisition plan, review of title and other contracts related to the Company’s acreage positions and operations, review of corporate structure and documentation, review of credit agreements and other financing documentation, discussions with current creditors regarding outstanding borrowings and underlying collateral, review of historical financial statements, review of environmental audits and relevant matters, among others.

5.
Timing, Sources of Funding.  CIC requires no formal approval from corporate sponsors, regulatory agencies or limited partners. CIC’s investment committee is comprised of its four partners: Marshall Payne, Mike Rawlings, Drew Johnson and Fouad Bashour. As such, we would anticipate closing the transaction within sixty to ninety (60-90) days once we enter into exclusive discussions with the Company to conduct and conclude the usual and customary due diligence process.

Mark, we would appreciate the opportunity to discuss this proposal with you at your earliest convenience, in anticipation of coming to visit the Company and its management in the very near future. Once again, we appreciate being considered as a potential partner with Trans Energy and excited to bring our resources to bear on this opportunity.

Respectfully,

Marshall Payne	Fouad Bashour	Jonathan Dyer
CIC Partners	CIC Partners	CIC Partners

CIC Partners

EXHIBIT C

Fairway Resources

538 Silicon Drive, Suite 101
Southlake, Texas  76092
(817) 416-1946 main     (817) 946-1949 fax

November 30, 2009

Mr. Jim Abcouwer
Trans Energy, Incorporated
210 Second Street
St. Marys, West Virginia 26170

Re:           Confidential non-binding proposal concerning a Joint Venture between

Fairway Resources Partners, LP and Trans Energy, Inc.

Dear Jim,

This letter constitutes a non-binding proposal from Fairway Resources Partners, LP (“Fairway”) to Trans Energy, Incorporated (“TENG”), to enter into a 50-50 Joint Venture Agreement (“JV”) covering the lands listed below. As stated previously, Fairway can be very flexible in structuring a transaction to meet TENG’s objectives, which could include the purchase of some or all of TENG’s existing shallow production. However, this particular JV structure is based largely on the Rex-Williams deal completed this past summer.

The general terms of the JV proposal include the following:

•
Fairway will purchase a 50% working interest in all of TENG’s Marcellus rights in the wells and lands in Marshall, Wetzel, Marion, Doddridge, Tyler, and Monongalia Counties in northern West Virginia. This purchase will include all of TENG’s interests in the oil and gas leases, associated leasehold interests, overriding royalty interest, wells, easements, contracts, surface rights or leases, rights-of-way, easements, water source wells or facilities, field facilities, gathering and processing facilities, communication equipment, seismic data and inventory owned by TENG, which are located on and held for use in connection with such properties.

•
Fairway’s purchase price for the properties will be $3,000 per net mineral acre or approximately $33.7 million. The price will be split into a $20 million cash payment at closing with the remaining $13.7 million paid through a carried interest on future development activities on the properties.

•
Fairway will pay 100% of TENG’s drilling and completion costs on the initial two horizontal wells in Marshall County and 90% of TENG’s drilling and completion costs on all subsequent wells in the JV until such time as the total carried interest payment reaches $13.7 million. After that point Fairway and TENG will each pay their proportionate share of drilling and completion costs for all future development activity.

•
Fairway and TENG will conduct development activities on the properties, including but not limited to, drilling and completing new Marcellus wells, installing gathering and/or processing failities, and acquiring seismic or other geotechnical data directly or through purchase. Fairway and TENG will each pay their proportionate share of these activities, subject to the drilling and completion cost carry described above.

•
The JV will cover the six West Virginia counties listed above plus Harrison County, West Virginia dn Greene County, Pennsylvania. The JV will be operational in nature—each party will own its assets separately. In addition to the joint development of the existing Marcellus assets, the purpose of the JV will be to expand the Marcellus acreage position through grass roots leasing activities, term assignments of Marcellus rights, purchasing acreage blocks that have been previously assembled by other parties, entering into joint ventures with other partners that control Marcellus rights, directly acquiring leases or mineral rights to the Marcellus, acquiring assets or companies that own shallow production that holds Marcellus rights or any other such expansion activities as Fairway and TENG deem appropriate. Fairway and TENG will each pay their proportionate share of leasing or acquisition activities.

•
The objective of the JV will be to develop Fairway and TENG’s ultimate acreage position to the optimum value point and then sell the assets into the market. It is possible that certain assets may be sold from time to time before the final monetization of all the assets covered by the JV.

•
Fairway and TENG will cooperatively manage the JV, but Fairway will act as operator subject to the terms of the JV. It is critical that the terms, overall strategy, and development plan of the JV be acceptable to Republic Energy, Inc. (TENG’s existing joint venture partner on a portion of the properties).

In an effort to facilitate the ultimate restructuring of TENG’s balance sheet (and possibly its ownership), Fairway would be willing to assist TENG in negotiating an amendment to TENG’s CIT credit agreement to provide for a reduction in the note and an extension of the term. Fairway would also potentially consider guaranteeing the note to facilitate this amendment. In the unlikely event that Fairway is ultimately required to pay the note, Fairway would receive additional working interest in the JV assets as consideration.

If general agreement can be reached on the basic deal structure above, the main issues that will need to be addressed for Fairway to enter into a binding agreement will include the following:

•
The negotiation of a mutually acceptable Joint Venture Agreement. Also, a general agreement between the JV partners and Republic would need to be achieved as to the development plan going forward, including general strategy for expansion and development, 2010 capital budget, operational control, etc.

•
Additional technical review of TENG’s engineering and geo-science data, including but not limited to, drilling and completion records for the Marcellus wells drilled by TENG, production data from those wells, planning data concerning future drilling activity, seismic data, cores or core data, drill cuttings, or other geo-science data.

•	Review and acceptance of TENG’s gas contract/dedication with Caiman Energy and any other gas contracts affecting the properties.

Both parties acknowledge that this proposal is non-binding and is for discussion purposes only. Other than with respect to the next paragraph regarding confidentiality, neither party shall have any binding legal obligation to the other until and unless a formal agreement is executed by both parties.

This is a confidential proposal and shall be private between Fairway and TENG. The parties agree to maintain confidentiality with respect to the terms and conditions of this proposal except as may be required by law, rule or regulation; provided, however, Fairway shall have the right to share the terms and conditions of this proposal with its investors and lenders.

We appreciate the opportunity to submit this proposal, Jim, and look forward to working with you toward executing a formal agreement and successfully concluding a mutually beneficial transaction. Should you have any questions, please feel free to me at (817) 416-1946 or on my cell at (817) 946-1238.

Sincerely,

FAIRWAY RESOURCES PARTNERS, LP
BY:  FAIRWAY RESOURCES GP, LLC, General Partner

By:_______________________________
Name: Mark Eagleston
Title: President and CEO

EXHIBIT D
Trans Energy Inc. Summary of Offers
1/28/2010	Newfield Exploration Company Acreage deal
	County	Net Acreage	Value
	Marshall Co. $3,500 to 4,500/acre	1643	$6,572,000
	Wetzel Co. $3,500 to $5,000/acre	13973	$59,385,250
	Marion Co. $3,500 to $4,500/acre	4806	$19,224,000
	All other Counties $1,500 to $3,500	2202	$5,505,000
			$90,686,250

1/29/2010	Magnum Hunter Resources Corporation Stock Offer		$75,000,000
			to
	Offer to purchase Trans Energy with Cash, Stock or a combination		$100,000,000

2/2/1010	Chesapeake Energy

	Offer to purchase Trans Energy with Cash, Stock or a combination		$95,000,000

2/4/2010	Gastar Exploration LTD		$80,000,000
			to
	Offer to purchase Trans Energy with Cash and Gastar Stocks		$100,000,000

2/5/2010	EQT Production Company		$75,000,000
			to
	Offer to purchase Trans Energy with Cash and Gastar Stocks		$100,000,000

2/5/2010	Antero Resources

	Offer to purchase Trans Energy with Cash and Gastar Stocks		$105,000,000

2/18/2010	Chesapeake Energy

	Offer to purchase all Marcellus assets (acreage and PDP)		$117,500,000

EXHIBIT E

October 22, 1010
TransEnergy
Incorporated

FINANCING RECOMMENDATION

OPPENHEIMER

STRICTLY PRIVATE AND CONFIDENTIAL

Executive Summary
Summary of Proposals
Indications of Interest
	Wells Fargo Energy	TCW	Chambers Energy	GE Energy	GasRock Capital	Commerce Bank
Facility Size	$50 million	$100,000	$50 million	$55 million	$50 million	$50 million
Day One Availability	$30 million	$30 million	$30 million	$23 million	$25 million	$13 million
Pricing	Prime + 3%	13% fixed	LIBOR + 3% - 4% 3% (PIK) 1% LIBOR floor	LIBOR + 3% - 4% (Revolver) LIBOR + 12% (Term Loan)	12% fixed	LIBOR + 3% - 3.75%
Structure	Revolver, 3 years	Term notes, 5 years	Term notes, 4 years	Revolver, 3 years Term loan ($5mm), 4 years	Revolver, 3 years	Revolver, 4 years
Key Terms

$3 Warrants for 625,000
shares, exercisable over 7 years

Put option to sell back
Warrants locking-in 15% IRR and 20x ROI, exercisable at retirement/maturity

Upfront fee of $450,000 paid at closing; 1.5% borrowing base fee on each increase amount;
$10,000 engineering due diligence expense; $5,000 fee at each borrowing base redetermination

Net Profits interest of
50%, dropping to 25% upon realization of 2.0x cash ROI on  total funded capital, effective upon retirement/maturity

Option to convert NPI into stock for 125% of closing price on closing date, exercisable until maturity

Upfront fee of 1.5% on initial availability, payable at closing and at each availability increase; continuing commitment fee of 0.05%

Penny warrants for 10% of fully diluted shares

Call option for 15% of fully diluted shares at weighted average closing price for 10 trading days prior to closing

Warrants and option exercisable until maturity

2% management fee on initial availability; $60,000 annual administration fee

Perpetual 2% Overriding Royalty Interest, proportionately reduced to Company’s net revenue interest on all properties/leases drilled over term of facility

Upfront fee of 1% on revolver, 2% on term loan; $25,000 annual administration fee

Option to PIK Interest during first 6 months

5% Overriding Royalty Interest, proportionately reduced to Company’s interest in all existing and future wells, leases, fee ownership, and units acquired while debt is outstanding

2% fee on all amounts advanced, netted out of advanced amount

Cash flow sweep of 50%, 75% and 85% in years
1- 3 respectively
						Commitment fee of 50 bps Availability to include up to $10 million in Stand-by LOC
Equity Capital Necessary	$0	$0	$0	$5.1 million	$9.8 million	$22 million
IRR to Capital Providers	16.68%	31.05% - 48.43%	62.91%	28.21%	52.26%	42.10%
Net Equity Value To Existing Shareholders at 6/30/2012	$9.44/share	$3.62/share	$7.22/share	$8.99/share	$8.23/share	$6.86/share
Oppenheimer FINANCING RECOMMENDATION/OCTOBER 22, 2010